March 23, 2005

Via Federal Express and Facsimile
Mr. David Ritenour
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW.
Mail Stop 3-6
Washington, D.C. 20549

Re:	Caterpillar Inc.
Registration Statement on Form S-4
Filed December 6, 2004
File No. 333-121003

Dear Mr. Ritenour:

We have received your comment letter dated December 22, 2004. Caterpillar’s responses to each item follow each comment.

General

1.	Please note that all outstanding comments on your Form 10-K must be resolved prior to requesting acceleration of the effective date of the Form S-4.

Response:

In a letter dated March 8, 2005, the staff indicted that all outstanding comments on our Form 10-K have been resolved.

2.
We note the inclusion of an early participation payment to holders who tender into the offer prior to a certain date and the termination of withdrawal rights for holders who tender prior to the early participation date. What consideration was given to the potential coerciveness of this provision and the application of the general anti-fraud provisions of Section 14(e) which prohibit any fraudulent, deceptive or manipulative acts or practices in connection with any tender offer? As part of your analysis, please provide us with more details about the payment including the timing of the early participation date in relation to the expiration of the offer and the size of the payment as it compares to the amount of total exchange price. Currently, it is unclear from the disclosure.

Response:

Sullivan & Cromwell, LLP, counsel to the dealer managers, has advised us that their firm’s understanding, based on discussions with Mr. Nicholas Panos of the staff, is that the structure reflected in the initial filing is in fact consistent with Section 14(e) and the rules thereunder. The offering seeks to encourage all holders to tender early. However, given the change in timing, we have revised the terms of the exchange offer to give all holders the right to withdraw their tenders at any time prior to the expiration date of the offering, regardless of the time of tender. While all holders are offered the same opportunity, holders will only receive an early participation payment if they tender before the early participation period closes and do not withdraw prior to the expiration date of the offering. We will disclose the early participation date on the cover page of the prospectus and expect that it will be the date 10 business days before the expiration date. The amount of the early participation payment for the old debentures of any series is expected to be equal to $50 per $1,000 principal amount of old debentures tendered (or 5%). Since the total exchange price will be determined at the price determination time, we are unable to provide the percentage in relation to the total exchange price at this time.

3.
We note that the aggregate principal amount of the new debentures will not exceed $500,000,000 and further, that the amount of old debentures accepted for exchange will be reduced if, under the terms of the exchange offer, in excess of $500,000,000 new debentures would be issued. The reduction in the amount of old debentures to be accepted in such circumstances would appear to be a reduction in the amount sought requiring that ten days remain in the offer pursuant to Rule 14e-1(b). Please advise.

Response:

The Company acknowledges the staff’s comment. We have revised the terms to make the exchange offer subject to the condition that the aggregate amount of new debentures to be issued will not exceed $500,000,000. In light of the expected participation and current interest rate levels, we believe it is unlikely that the $500,000,000 limit will be reached. If during the pendency of the exchange offer, we determine that the limit may be reached or the condition is in fact triggered, we may, based on the circumstances at that time, decide to reduce the principal amount of one or both series of old debentures accepted for exchange. In any such case, we would announce the new terms, and if necessary, extend the expiration date of the exchange so that the exchange offer would remain open for at least 10 business days from the date of such announcement. Since in the prospectus we reserve the right to amend the exchange offer at any time, and since we do not in fact expect that the condition will be triggered, we do not believe that additional disclosure (which would necessarily be speculative) would be necessary or helpful to investors.

Cover Page

4.
Please include a brief statement summarizing the principal differences between the new debentures and the old debentures, including, in particular, the fact that the old debentures may be redeemed by the issuer at any time.

Response:

We have amended the cover page of the prospectus accordingly.

Prospectus Summary - Page 1

5.
Please revise to highlight the fact that noteholders may not know at the time they tender the amount of debentures they will receive in the exchange. Also highlight the fact that early participants will not be able to withdraw their tender after the total exchange price is determined on the second business day preceding the expiration date of the tender offer.

Response:

We have amended the prospectus summary on page 3 accordingly. The terms of the exchange offer have been modified to allow early participants to withdraw their tenders at any time prior to the expiration of the exchange offer.

6.	Please revise to provide an example of the total exchange price based on the yield of the U.S. Treasury reference security as of the most recent practicable date.

Response:

We have amended the prospectus summary on page 4 to include a reference to the illustrative example on page 12 and page A-2. We believe that a summarized version of the illustrative example would not provide meaningful information.

Summary of the Exchange Offer - Page 2

Certain U.S. Federal Income Tax Consequences - Page 5

7.
Please revise to indicate the facts upon which the qualification of the early participation payments as additional consideration received by the holder as a part of the exchange depends, and when these facts will become known. Provide similar disclosure with regard to the facts upon which the qualification of the exchange as a recapitalization depends, and when those facts will become known. Finally, briefly identify the matters upon which tax counsel has opined, and discuss the reasons why the tax consequences relating to the exchange and the early participation payments are uncertain.

Response:

The tax treatment of the early participation payment is subject to a degree of uncertainty under federal income tax law. We have revised the prospectus summary on page 4 to alert the holders to that uncertainty. Please refer to our response to comment 17 for a more detailed response with respect to the tax treatment of the early participation payment.

Regarding the qualification of the exchange as a recapitalization, the treatment of the exchange of old debentures for new debentures as an exchange for federal income tax purposes is based on a facts and circumstances analysis. If interest rates remain at levels similar to those of today, the exchange of 8% debentures where no early participation payment is received and of 9⅜% debentures will be treated as an exchange for federal income tax purposes. Based on the terms of the new debentures, the exchange of the 8% debentures where an early participation payment is received (and the other old debentures even if interest rates change by an amount sufficient to alter the prior conclusion) should be treated as an exchange for federal income tax purposes. It is possible, because there is no law directly on point and the inquiry is factual in nature, that the Internal Revenue Service could assert that such new debentures are the same instrument as the old debentures for which they were exchanged. Because we view it as the more reasonable and likely treatment, we have revised page 28 of the prospectus to explain the foregoing analysis and to clarify that we consider the exchange to be an exchange for federal income tax purposes, and, that in such case, the exchange will qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code.

We will receive an opinion of tax counsel that, to the extent the section entitled “Certain U.S. Federal Income Tax Consequences” commencing on page 27 of the prospectus discusses matters of law and legal conclusions, such discussion is correct in all material respects. The disclosure on page 27 of the prospectus has been revised to describe such opinion of tax counsel. Therefore, we respectfully suggest that a description of the matters upon which tax counsel has opined is not necessary in the prospectus summary.

Risk Factors - Page 10

8.	Please add risk factors that discuss the following:

•
The fact that noteholders may not know the total exchange price at the time they tender, and that the total exchange price will not be set until second business day prior to expiration of tender offer;

Response:

We have added a risk factor to alert the holders to the fact that the total exchange price will be based on a yield that reflects general interest rate movements and other factors and thus cannot be predicted. In addition, the terms have been revised to allow all tendering holders to withdraw at any time prior to the expiration date, including subsequent to the price determination time.

•	The fact that early participants will not be able to withdraw their tenders after the total exchange price is set, since the early participation date is prior to the price determination time; and

Response:
The terms of the exchange offer have been revised to allow all tendering holders (including early participants) to withdraw their tender at any time prior to the expiration date. As a result, the fact that an increase in the yield prior to the price determination time adversely affects the total exchange price does not result in a risk to the holders because all tendering holders will have the option to withdraw their tenders.

•	Any volatility, if material, in the U.S. Treasury reference security yield rate.

Response:

We have added a risk factor to reflect that the total exchange price will be based on a yield that reflects general interest rate movements and other factors and thus cannot be predicted.

9.
Include a risk factor that discusses the risks regarding the tax consequences of participating in the exchange, as well as any distinct risks of participating as an “early participant” in the exchange. Also, to the extent that there is uncertainty regarding the tax consequences, add risk factor disclosure regarding that uncertainty.

Response:

We do not believe that there is a material risk that the Internal Revenue Service will recharacterize the exchange offer as a fully taxable transaction, but have included risk factors to address (a) the risk that if the principal amount of the new debentures exceeds the principal amount of the old debentures, holders may be required to recognize gain in excess of the cash they will receive in the exchange, and (b) the risk that the early participation payment will be treated by the Internal Revenue Service as ordinary income.

10.	Include a risk factor that alerts investors to the fact that you may redeem the new debentures at any time.

Response:

The redemption feature of the new debentures is a standard feature in the majority of debt offerings and is fully disclosed throughout the prospectus including in the description of the new debentures on pages 20 and 21. We do not believe that the redemption feature involves any material risk to the holders because the redemption price includes a redemption “make-whole” premium of the sort commonly found in comparable debt issues. Accordingly, we respectfully suggest that such a risk factor is not needed.

11.
Include a risk factor that indicates to holders considering early participation that if the aggregate principal amount of old debentures tendered and not withdrawn exceeds $500,000,000, then there will be a pro rata reduction in the principal amount of old debentures accepted, without regard to whether those debentures were tendered before or after the early participation date.

Response:

As discussed in the response to comment 3 above, the terms have been revised to the effect that, if we determine that the $500,000,000 limit may be reached, we may decide to reduce the principal amount of one or both series of old debentures accepted for exchange. In any such case, we would announce the new terms, and if necessary, extend the expiration date of the exchange so that the exchange offer would remain open for at least 10 business days from the date of such announcement. Since all tendering holders can withdraw at any time prior to expiration, we do not believe the tendering holders will be subject to any material risk in this respect.

The Exchange Offer - Page 12

Expiration, Amendment and Termination of Exchange Offer - Page 14

12.
Please confirm that the exchange offer will be in compliance with Rule 14e-1(a) and open for at least twenty full business days. Because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement of the exchange offer, it is unclear whether the offer will be open for the full twenty business days. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

Response:

We have revised the prospectus to clarify that the exchange offer will expire at 5:00 p.m., New York City time, of the 21st business day after commencement of the offering in accordance with Rule 14e-1(a).

Conditions to the Exchange Offer - Page 15

13.
Stating that an offer condition may be satisfied in the sole judgment of the company amount to a waiver of that condition. If the company waives a material offer condition, five business days must remain in the offer. Revise the first condition to include a standard of reasonableness in place of sole judgment.

Response:

We have amended the first condition to the exchange offer accordingly.

14.
We note that you may terminate the offer in the event a condition is triggered “regardless of the circumstances (including any action by [the company]) giving rise to any such condition.” Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise.

Response:

We have amended the conditions to the exchange offer accordingly.

Procedures for Tendering Old Debentures - Page 16

15.
We note your disclosure on page 13 that you may “waive any defects or irregularities or conditions of the exchange offer… either before or after the expiration date.” We believe that your disclosure improperly suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Response:

We have amended the conditions to the exchange offer on page 15 and the procedures for tendering old debentures on page 16 accordingly.

Certain U.S. Federal Income Tax Consequences - Page 28

16.	Please file the tax opinion required by Item 601(b)(8) of Regulation S-K. Please also include a brief summary of the tax opinion in the prospectus.

Response:

We will file by amendment an opinion of tax counsel confirming that to the extent the section entitled “Certain U.S. Federal Income Tax Consequences” commencing on page 27 of the prospectus discusses matters of law and legal conclusions, such discussion is correct in all material respects. We have revised the disclosure to describe such opinion of tax counsel.

17.
We note your disclosure that your discussion of tax consequences assumes that the early participation payment will be treated as additional consideration received by the holder as part of the exchange. However, the treatment of the early participation payment for tax purposes appears to represent a material tax consequence upon which tax counsel is required to opine. Please remove this assumption and revise your discussion of tax consequences accordingly.

Response:

The discussion of the tax consequences of any early participation payment does not rest upon an assumption. Rather, such tax treatment is subject to a degree of uncertainty due to the fact that there is no definitive statement of law on the treatment of early participation payments. In our view, the treatment as additional consideration is the more reasonable of two possible treatments, but the Internal Revenue Service may disagree. The disclosure on pages 27 and 28 of the prospectus explains that in the event any early participation payment will not be treated as additional consideration, the holder would be required to recognize ordinary income in the amount of the early participation payment. Because the uncertainty is in fact an uncertainty of law, we cannot make a more definitive statement as to the tax consequences of early participation payments.

18.
You should unequivocally state the tax consequences, and not simply what the tax consequences “should” be or “generally” will be. For example, we note your disclosure that the exchange “should” qualify as a tax-free recapitalization, and that you “intend to take” a number of positions that impact your opinion as to the tax consequences of early participation payments. If you cannot state what the tax consequences are:

•	Disclose the reasons for and degree of uncertainty;

•	Describe the potential tax consequences if your expectations prove to be incorrect; and

•	Include appropriate risk factor disclosure.

Response:

With respect to the qualification of the exchange as a recapitalization, please refer to our response to comment 7 for an explanation of the tax analysis and disclosure.

Please refer to our response to comment 17 with respect to the tax treatment of the early participation payment.

Exhibit 5.1

19.	It appears that the indenture and the new debentures are governed by New York law. Accordingly, please revise to clarify that counsel is opining as to New York law.

Response:

We have amended the prospectus to clarify that counsel is opining as to New York law. We will file by amendment an Exhibit 5 opinion covering New York law.

Please contact either myself or our Securities Counsel, Sean McKessy ((309) 675-1094), should you have any questions or wish to discuss our responses further. Thank you.

Very truly yours,

/s/ James B. Buda

James B. Buda
Caterpillar Inc.
General Counsel, Vice President and Secretary
Telephone (309) 675-4428

cc: Mary Beth Breslin